UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Nommi, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11649

Delaware	82-3688823
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

310-310-2410
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT FOR THE YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020	F-1 to F-17

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nommi, Inc.

By	/s/ James Jordan
James Jordan, Chief Executive Officer, Director
Nommi, Inc.
Date: May 18, 2022

The following persons in the capacities and on the dates indicated have signed this report.

By	/s/ James Jordan
James Jordan, Chief Executive Officer, Director
Nommi, Inc.
Date: May 18, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer, Director
Nommi, Inc.
Date: May 18, 2022

By	/s/ Afshin Kateb
Afshin Kateb, Director
Nommi, Inc.
Date: May 18, 2022

By	/s/ Sam Nazarian
Sam Nazarian, Director
Nommi, Inc.
Date: May 18, 2022

NOMMI, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021 AND 2020

To the Board of Directors of

Nommi, Inc.

Santa Monica, CA

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Nommi, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $780,050 and $92,514 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for year ended December 31, 2021. As of December 31, 2021, the Company had an accumulated deficit of $1,287,154, limited liquid assets with $14 of cash, and a working capital deficit of $408,577. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 30, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

NOMMI, INC.

BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$14	$1
Loan receivable, related party	-	3,955
Interest receivable, related party	-	139
Deferred offering costs	24,200	-
Total assets	$24,214	$4,095

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$354,422	$71,840
Interest payable, related party	7,104	4,906
Interest payable	219	-
Loan payable, related party	71,046	75,000
Total current liabilities	432,791	151,746
Loan payable, related party	250,000	-
Note payable, net of discount	217,168	-
Total liabilities	899,959	151,746

Commitments and contingencies (Note 11)

Stockholders' equity (deficit):
Class F stock, $0.0001 par value, 6,600,000 shares authorized, 3,000,000 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	300	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 0 and 3,000,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively	-	300
Additional paid-in capital	411,109	359,153
Accumulated deficit	(1,287,154)	(507,104)
Total stockholders' equity (deficit)	(875,745)	(147,651)
Total liabilities and stockholders' equity (deficit)	$24,214	$4,095

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NOMMI, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2021	2020
Net revenue	$-	$-

Operating expenses:
Research and development	683,383	-
General and administrative	93,646	90,383
Total operating expenses	777,029	90,383

Loss from operations	(777,029)	(90,383)

Other income (expense):
Interest income	-	119
Interest expense	(3,021)	(2,250)
Total other income (expense), net	(3,021)	(2,131)

Provision for income taxes	-	-
Net loss	$(780,050)	$(92,514)

Weighted average common shares outstanding -
basic and diluted	1,997,260	3,000,000
Net loss per common share - basic and diluted	$(0.39)	$(0.03)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NOMMI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

					Additional		Total
	Class F Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2019	-	$-	3,000,000	$300	$340,609	$(414,590)	$(73,681)
Stock-based compensation expense	-	-	-	-	18,544	-	18,544
Net loss	-	-	-	-	-	(92,514)	(92,514)
Balances at December 31, 2020	-	-	3,000,000	300	359,153	(507,104)	(147,651)
Conversion of common stock into shares of Class F stock	3,000,000	300	(3,000,000)	(300)	-	-	-
Warrants issued in connection with note	-	-	-	-	33,297	-	33,297
Stock-based compensation expense	-	-	-	-	18,659	-	18,659
Net loss	-	-	-	-	-	(780,050)	(780,050)
Balances at December 31, 2021	3,000,000	$300	-	$-	$411,109	$(1,287,154)	$(875,745)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NOMMI, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(780,050)	$(92,514)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation expense	18,659	18,544
Amortization of debt discount	465	-
Changes in operating assets and liabilities:
Interest receivable, related party	139	(119)
Accounts payable, related party	282,582	71,840
Interest payable, related party	2,198	2,250
Interest payable	219	-
Net cash provided by (used in) operating activities	(475,787)	1
Cash flows from financing activities:
Proceeds from related party loan	250,000	-
Proceeds from note payable	250,000	-
Deferred offering costs	(24,200)	-
Net cash provided by financing activities	475,800	-
Net change in cash and cash equivalents	13	1
Cash and cash equivalents at beginning of year	1	-
Cash and cash equivalents at end of year	$14	$1

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cas financing activities:
Conversion of common stock into shares of Class F stock	$300	$-
Loans receivable offset to loans payable, related party	$3,955	$-
Warrants issued in connection with note	$33,297	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NOMMI, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Nommi, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs IV, Inc. On October 28, 2020, the Company changed its name to Nommi, Inc. The Company was formed to develop and sell food automation products. The Company is headquartered in Santa Monica, California.

As of December 31, 2021, the Company’s activities since inception have consisted primarily of formation activities, product development and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $780,050 and $92,514 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the year ended December 31, 2021. As of December 31, 2021, the Company had an accumulated deficit of $1,287,154, minimal cash of $14, and a working capital deficit of $408,577. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. There was no revenue for the years ended December 31, 2021 or 2020.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2021, the Company had capitalized deferred offering costs of $24,200.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	Year Ended
	December 31,
	2021	2020
Class F stock	3,000,000	-
Options to purchase common stock	329,670	329,670
Class F warrants	3,329,670	-
Total potentially dilutive shares	6,659,340	329,670

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables by entity as of December 31, 2021 and 2020:

	Outstanding Balance as of
	December 31,
Name	2021	2020
Future VC, LLC	$-	$3,955
	$-	$3,955

The loan bore interest from at 3% per annum. In 2021, the Company netted the loan receivable with a loan payable with Future VC, LLC. Refer to Note 5.

During the year ended December 31, 2020, the Company recognized interest income of $119.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan receivables as of December 31, 2021 and 2020:

	Outstanding Balance as of
	December 31,
Name	2021	2020
Future VC, LLC	$321,046	$75,000
	$321,046	$75,000

In December 2021, the Company received proceeds of $250,000 pursuant to a loan with Future VC, LLC. The Future VC, LLC loans bear interest at 2% for $250,000 and 3% for $71,046, mature in December 2023 for $250,000 and December 2022 including the extension of the previously outstanding loan for $71,046. The loans are secured by the Company’s assets.

During 2021, the Company netted a loan receivables and payables with Future VC, LLC for $3,955. See Note 4.

During the years ended December 31, 2021 and 2020, the Company incurred interest expense of $2,337 and $2,250, respectively. Accrued interest payable of $7,104 and $4,906 was outstanding as of December 31, 2021 and 2020, respectively.

The loan contract includes a senior rights clause which indicates that the owner of the loan shall be expressly senior in right of payment to all other indebtedness of the Company.

6.

NOTE PAYABLE

In December 2021, the Company entered into a promissory note agreement with SN Robotic Venture, LLC for a principal amount of $250,000. The note bears interest at 2% per annum and matures on the earlier of December 31, 2023 or a liquidation event as defined in the Company’s certificate of incorporation. The note includes a senior rights clause which indicates that the holder of the note shall be expressly senior in right of payment to all other indebtedness of the Company.

In connection with the note, the Company issued 3,329,670 warrants to purchase shares of Class F stock at an exercise price of $0.0001 per share. The fair value of the warrants was $33,297, which was recorded as a debt discount and amortized to interest expense over the life of the note. During the year ended December 31, 2021, the Company amortized $465 of the debt discount.

As of December 31, 2021, the carrying balance of note payable, net of unamortized discount of $32,832, was $217,168.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

The Company's certificate of incorporation, as amended and restated authorized the Company to Class F Stock and Common Stock. The Company is authorized to issue 6,600,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share.

The holders of each class of stock shall have the following rights and preferences:

Voting

Each holder of Common Stock has the right to one vote per share of Common Stock, and be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The holders of Class F Stock and Common Stock will vote together as a single class on all matters, except as required by applicable law.

Dividends

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock.

Liquidation

In the event of any liquidation event, whether voluntary or involuntary, the entire assets and funds of the Company legally available for distribution will be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock is convertible at any time after the date of issuance of such share into one fully paid and nonassessable share of Common Stock. Each share of Class F Stock shall automatically be converted into one fully paid and nonassessable share of Common Stock immediately upon the date specified by written consent or agreement of the holders of 66.67% of the then outstanding shares of Class F Stock. Any transfer of a share of Class F Stock, with certain exceptions, shall be deemed an election by the holder thereof to convert such share into Common Stock and each such transferred share of Class F Stock shall automatically convert into one share of Common Stock, effective immediately prior to such transfer.

Upon each equity financing in which the company sells and issues shares of Preferred Stock for an aggregate purchase price of at least $1,000,000, ten percent (10%) of the shares of Class F Stock held by each holder of Class F Stock will automatically convert into shares of the series of Preferred Stock that is issued in such equity financing at the then applicable Conversion Ratio. "Conversion Ratio" means, for each such equity financing, the inverse of the ratio at which a share of Preferred Stock issued in such equity financing is convertible into Common Stock of the Company. In addition, any share of Class F Stock that is sold by the holder thereof in connection with such an equity financing shall, subject to restrictions on the transfer of such share under the bylaws or applicable agreements, automatically convert into shares of the Preferred Stock sold in such equity financing at the applicable Conversion Ratio, effective immediately upon the purchase of such share of Class F Stock by an investor in connection with such equity financing.

Stock Transactions

In August 2021, each of the 3,000,000 then outstanding shares of common stock were converted to 3,000,000 shares of Class F stock.

8.	STOCK-BASED COMPENSATION

Future Labs IV, Inc 2019 Stock Plan

In July 2019, the Company has adopted the Future Labs IV, Inc 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 600,000 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of December 31, 2021, there 270,330 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the years ended December 31, 2021 and 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	329,670	$0.50	$-
Outstanding as of December 31, 2020	329,670	$0.50	$-
Outstanding as of December 31, 2021	329,670	$0.50	$-

Exercisable as of December 31, 2021	287,088	$0.50	$-

As of December 31, 2021, the weighted average duration to expiration of outstanding options was 6.4 years.

Stock-based compensation expense for stock options of $18,659 and $18,544 were recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $7,621 as of December 31, 2021, which will be recognized over a weighted average period of 1.0 year.

Warrants

In connection with a December 2021 note (see Note 6), the Company issued 3,329,670 warrants to purchase shares of Class F stock at an exercise price of $0.0001 per share. The warrants are immediately exercisable and expire after 90 days, in March 2022. The fair value of the warrants was determined using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	0.04%
Expected term (in months)	1.50
Expected volatility	70.00%
Expected dividend yield	0%
Fair value of warrant	$0.01

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $245,848 and $129,640, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$144,680	$108,106
Cash to accrual differences	101,168	21,534
Valuation allowance	(245,848)	(129,640)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $245,848 and $129,640, were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $116,208 and $20,793 in 2021 and 2020, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $517,018 and $384,580, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

As of December 31, 2021 and 2020, the Company had $354,422 and $71,840, respectively, in accounts payable with related parties under common control.

In 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021 and 2020, the Company has incurred $683,383 and $71,840 of fees under this agreement in services payable in cash and was recorded to research and development expense in 2021 and general and administrative expense in 2020 in the statements of operations. The services incurred represent total labor costs incurred by the Company at a commercial rate greater than the actual labor costs of the related entity plus a 10% mark-up on materials costs.  Total charges in excess of cost incurred by the Company were $190,245 and $20,419 in 2021 and 2020, respectively, due to the markup on labor and material costs.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred fees from Wax Inc. amounting to $75,000, which was included in accounts payable, related party as of December 31, 2021.

11.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

In January 2022, the Company issued 135,905 shares of Class F stock for proceeds of $1,413, or $0.0104 per share.

In February 2022, the Company granted 33,464 options to purchase common stock at an exercise price of $0.01 per share. The Company also repriced the exercise price on 98,901 of options that were outstanding as of December 31, 2021, from $0.50 per share to $0.01 per share.

Through the issuance date, the Company has issued 38,540 shares of common stock for proceeds of $444,752 pursuant to a Regulation A offering.

Management has evaluated subsequent events through April 30, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.